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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007.

Commission File Number 001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

3F, Tower B, Beijing Financial Trust Building 5 Anding Road, ChaoYang District Beijing, PRC 100029
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________.

This Form 6-K consists of the following exhibits attached hereto:

1. Press Release dated October 15, 2007, relating to its acquisition of Recency Technology Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: October 15, 2007	By:	/s/ Peter Li
Name: Peter Li
Title: Chief Financial Officer

* Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number	Description

99.1	Press release dated October 15, relating to its acquisition of Recency Technology Limited.

Exhibit 99.1

Yucheng Technologies Limited Announces its Acquisition of
Recency Technology Limited

Beijing, China--October 15, 2007--- Yucheng Technologies Limited (NASDAQ: YTEC), today announced that its wholly owned subsidiary, Beijing Yuxinyicheng Technologies, had acquired 100% of Recency Technology Limited, a leading provider of business intelligence solution and consulting services to banks in China. The purchase price is approximately US $3.3 million in cash. Its estimated revenue and net profit for 2007 are US$ 3.4million and US$0.8 million respectively.

Weidong Hong, CEO of Yucheng Technologies Limited, stated: “We are excited to announce another complementary and accretive acquisition to strengthen our competitive position. Recency’s industry leading business intelligence solution complements our recent Sunrisk acquisition and augments Yucheng’s overall risk management and performance management solution offerings. The combination of Sunrisk and Recency has positioned Yucheng as the industry leading provider of risk management and analytics solutions to banks in China, a high growth segment in the financial technology industry. This is also another step in our continuous march in the past two years shifting our focus toward fast-growth and high-margin IT service and solution businesses.”

Letian He, CEO of Recency Technology Limited, stated “we chose to join the Yucheng family instead of other industry players because Yucheng has earned an excellent reputation in the Chinese financial technology sector by providing focused IT solutions and industry leading services. We believe that the two companies are a natural fit in terms of product offerings and client base, and we will benefit from the leadership of the strong Yucheng management team. We expect Recency to further penetrate the financial services industry and accelerate its future growth by leveraging Yucheng’s capital resources, NASDAQ listing company prestige, national sales and marketing presence, industry reputation and strong management team.”

About Yucheng Technologies Limited

Yucheng Technologies Limited (YTEC) is a leading IT and outsourced service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 1,400 employees and has established an extensive footprint to serve its banking clients nationwide with nine subsidiaries and representative offices located in Shanghai, Guangzhou, Xi'an, Xiamen, Zhengzhou, Kunming, Nanjing, Changsha, and Chengdu. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) system integration 2) IT consulting, solutions and software platform, and 3) outsourced operations. Yucheng counts 13 out of the 15 top banks in China as its customers, and is especially strong in 1) banking channel management IT solutions and services, such as web banking and call centers, and 2) risk/performance management solution consulting and implementation service. It is also rapidly becoming the leading third party provider of POS merchant acquiring services in partnership with banks.

About Recency Technology Limited

Recency Technology Limited is the leading business intelligence solution and consulting service provider to the Chinese banking industry. Its business intelligence solution and consulting services includes database integration, application integration, data warehouse and management analytics. Founded in 1997 and headquartered in Guangzhou, Recency currently has approximately 200 employees with offices in Chengdu, Shanghai, and Xiamen. Recency has focused on technology innovation and has developed more than 30 application software products.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: 1-646-383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Wei Peng
Investor Relations
Tel: 8610- 64420533
Email: investors@yuchengtech.com